Exhibit 99.1

36Kr Holdings Inc. Reports Unaudited Financial Results for the First Half of 2025

BEIJING, September 26, 2025 / GLOBE NEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the six months ended June 30, 2025.

Financial and Operational Highlights for the First Half of 2025

•	Number of followers[1] as of June 30, 2025 reached 36.6 million, an increase of 9.9% from 33.3 million as of June 30, 2024.

•	Total revenues were RMB93.2 million (US$13.0 million) in the first half of 2025, compared to RMB102.4 million in the same period of 2024.

•	Revenues from online advertising services were RMB74.5 million (US$10.4 million) in the first half of 2025, compared to RMB80.4 million in the same period of 2024.

•	Revenues from enterprise value-added services were RMB12.2 million (US$1.7 million) in the first half of 2025, compared to RMB13.4 million in the same period of 2024.

•	Revenues from subscription services were RMB6.4 million (US$0.9 million) in the first half of 2025, compared to RMB8.6 million in the same period of 2024.

•	Gross margin was 54.4% in the six months ended June 30, 2025, representing an increase of 10 percentage points from 44.4% in the same period of 2024.

•	Operating expenses were RMB55.9 million (US$7.8 million) in the six months ended June 30, 2025, representing a decrease of 52.3% from RMB117.0 million in the same period of 2024.

•	Net loss was RMB4.8 million (US$0.7 million) in the six months ended June 30, 2025, representing a decrease of 95% from RMB95.9 million in the same period of 2024.

1 “Number of followers” refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin, Rednote and Bilibili.

Selected Operating Data

	For the Six Months Ended June 30,
	2024	2025
Online advertising services
Number of online advertising services end customers	222	226
Average revenue per online advertising services end customer (RMB’000)[2]	362.1	329.7

Enterprise value-added services
Number of enterprise value-added services end customers	56	49
Average revenue per enterprise value-added services end customer (RMB’000)[3]	239.0	249.5

Subscription services
Number of individual subscribers	16	-
Average revenue per individual subscriber (RMB)[4]	24,637.5	-

Number of institutional investors	139	102
Average revenue per institutional investor (RMB’000)[5]	59.2	63.1

Mr. Dagang Feng, Co-chairman and CEO of 36Kr, commented, "In the first half of 2025, we significantly improved profitability through strong strategic execution across content innovation, commercialization, and technological applications. Furthermore, we delivered a 17th consecutive quarter of follower growth, boosting the number of our followers by 10% year-over-year to more than 36 million as of June 30, 2025 as we fortified our content ecosystem and content dissemination network. Looking ahead, we will remain dedicated to deepening our content moat, expanding our product and service offerings, and further harnessing AI technology to empower the Company’s high-quality, sustainable development."

Mr. Xiang Li, Chief Financial Officer of 36Kr, added, “We significantly enhanced operational efficiency and profitability in the first half of 2025. By upgrading our organizational structure and streamlining spending, we increased our gross margin by 10 percentage points to 54.4% and reduced our operating expenses by 52%, both year over year. Notably, we narrowed our net loss by an impressive 95% year over year, demonstrating our commitment to profitability improvement. Moving forward, we will continue to amplify our core competitive advantages while exploring broader AI-powered commercialization opportunities to create value for our stakeholders.”

2 Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3 Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4 Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5 Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period.

Unaudited Financial Results for the First Half of 2025

Total revenues were RMB93.2 million (US$13.0 million) in the six months ended June 30, 2025, compared to RMB102.4 million in the same period of 2024.

•	Online advertising services revenues were RMB74.5 million (US$10.4 million) in the six months ended June 30, 2025, compared to RMB80.4 million in the same period of 2024. The decrease was primarily due to some advertisers adjusting their advertising and promotion strategies in response to macro pressures and, to a lesser extent, our ongoing optimization of our customer structure to control credit risk, which led to decreased revenue scale.

•	Enterprise value-added services revenues were RMB12.2 million (US$1.7 million) in the six months ended June 30, 2025, compared to RMB13.4 million in the same period of 2024. The decrease was primarily due to our proactive and ongoing refinement of service offerings to strategically focus on margin improvement.

•	Subscription services revenues were RMB6.4 million (US$0.9 million) in the six months ended June 30, 2025, compared to RMB8.6 million in the same period of 2024. The decrease was primarily due to the changes in our training service’s business model.

Cost of revenues decreased by 25.4% to RMB42.5 million (US$5.9 million) from RMB56.9 million in the same period of 2024, as a result of the company’s strict cost control measures.

Gross profit increased by 11.5% to RMB50.7 million (US$7.1 million) from RMB45.5 million in the same period of 2024. Gross profit margin was 54.4% in the six months ended June 30, 2025, representing an increase of 10 percentage points from 44.4% in the same period of 2024. The increase in gross margin was primarily driven by savings in payroll-related costs following the strategic workforce optimization.

Operating expenses decreased by 52.3% to RMB55.9 million (US$7.8 million) from RMB117.0 million in the same period of 2024. The decrease was primarily attributable to strategic cost-management actions, including targeted workforce reductions and streamlined non-core spending.

•	Sales and marketing expenses were RMB29.4 million (US$4.1 million) in the six months ended June 30, 2025, a decrease of 35.1% from RMB45.4 million in the same period of 2024. The decrease was primarily attributable to the decrease in payroll-related expenses, rental expense, marketing and promotional expenses and travel and entertainment expenses.

•	General and administrative expenses were RMB20.0 million (US$2.8 million) in the six months ended June 30, 2025, a decrease of 68.2% from RMB62.8 million in the same period of 2024. The decrease was primarily attributable to the decrease in the allowance for doubtful accounts and payroll-related expenses.

•	Research and development expenses were RMB6.4 million (US$0.9 million) in the six months ended June 30, 2025, a decrease of 27.1% from RMB8.8 million in the same period of 2024. The decrease was primarily due to the decrease in the average compensation level for our research and development personnel as we restructured our R&D team.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB0.09 million (US$12.5 thousand) in the six months ended June 30, 2025, compared to RMB0.05 million in the same period of 2024.

Other income was RMB0.4 million (US$49 thousand) in the six months ended June 30, 2025, compared to RMB24.3 million of other expenses in the same period of 2024. The change was mainly due to the decrease in long-term investment loss.

Income tax credit was RMB4 thousand (US$0.56 thousand) in the six months ended June 30, 2025, compared to RMB0.07 million of income tax expense in the same period of 2024.

Net loss was RMB4.8 million (US$0.67 million) in the six months ended June 30, 2025, compared to net loss of RMB95.9 million in the same period of 2024. Non-GAAP adjusted net loss6 was RMB4.7 million (US$0.66 million) in the first half of 2025, compared to non-GAAP adjusted net loss of RMB95.9 million in the same period of 2024.

Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB5.0 million (US$0.70 million) in the first half of 2025, compared to net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders of RMB94.4 million in the same period of 2024.

Basic and diluted net loss per ADS were both RMB2.307 (US$0.322) in the first half of 2025, compared to basic and diluted net loss per ADS of RMB44.859 in the same period of 2024.

Certain Balance Sheet Items

As of June 30, 2025, the Company had cash, cash equivalents and short-term investments of RMB75.1 million (US$10.5 million).

6 Non-GAAP adjusted income/(loss) represents net income/(loss) excluding share-based compensation expenses.

Conference Call

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 26, 2025 (8:00 PM Beijing/Hong Kong Time on September 26, 2025).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	36Kr Holdings Inc. 2025 First Half Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10050331-e52cfb.html

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be available for one week from the date of the conference, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay PIN:	10050331

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

For more information, please visit: http://ir.36kr.com.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.1636 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of June 30, 2025.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 8965-0708

E-mail: ir@36kr.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	36,766	41,095	5,737
Restricted cash	822	2,102	293
Short-term investments	54,947	34,050	4,753
Accounts receivable, net	65,617	52,058	7,267
Receivables due from related parties	104	334	47
Prepayments and other current assets	17,171	15,433	2,154
Total current assets	175,427	145,072	20,251
Non-current assets:
Property and equipment, net	5,817	4,857	678
Intangible assets, net	1,485	1,327	185
Long-term investments	74,858	81,401	11,363
Operating lease right-of-use assets, net	18,606	14,579	2,036
Total non-current assets	100,766	102,164	14,262
Total assets	276,193	247,236	34,513

Liabilities
Current liabilities:
Accounts payable	59,835	48,619	6,787
Salary and welfare payables	30,666	20,276	2,830
Taxes payable	2,648	2,604	364
Deferred revenue	19,301	23,096	3,224
Amounts due to related parties	789	964	135
Accrued liabilities and other payables	15,103	12,449	1,738
Short-term bank loan	10,000	10,000	1,396
Operating lease liabilities	7,860	7,756	1,082
Total current liabilities	146,202	125,764	17,556
Non-current liabilities:
Operating lease liabilities	11,743	8,214	1,147
Other non-current liabilities	—	—	—
Total non-current liabilities	11,743	8,214	1,147
Total liabilities	157,945	133,978	18,703

Shareholders’ equity
Ordinary shares	694	694	97
Treasury stock	(2,865)	(2,475)	(345)
Additional paid-in capital	2,057,363	2,057,078	287,157
Accumulated deficit	(1,932,258)	(1,937,240)	(270,428)
Accumulated other comprehensive loss	(4,922)	(4,999)	(698)
Total 36Kr Holdings Inc.’s shareholders’ equity	118,012	113,058	15,783
Non-controlling interests	236	200	27
Total shareholders’ equity	118,248	113,258	15,810
Total liabilities and shareholders’ equity	276,193	247,236	34,513

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Six Months Ended
	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	80,395	74,507	10,401
Enterprise value-added services	13,383	12,227	1,707
Subscription services	8,623	6,435	898
Total revenues	102,401	93,169	13,006
Cost of revenues	(56,931)	(42,472)	(5,929)
Gross profit	45,470	50,697	7,077
Operating expenses:
Sales and marketing expenses	(45,360)	(29,445)	(4,110)
General and administrative expenses	(62,828)	(19,995)	(2,791)
Research and development expenses	(8,807)	(6,419)	(896)
Total operating expenses	(116,995)	(55,859)	(7,797)
Loss from operations	(71,525)	(5,162)	(720)
Other income/(expenses):
Share of loss from equity method investments	(516)	(278)	(39)
Gain on disposal of a subsidiary	-	355	50
Long-term investment (loss)/gain	(25,535)	252	35
Short-term investment income	424	275	38
Government grant	475	175	24
Others, net	817	(420)	(59)
Loss before income tax	(95,860)	(4,803)	(671)
Income tax (expenses)/credit	(65)	4	1
Net loss	(95,925)	(4,799)	(670)
Net loss/(profit) attributable to non-controlling interests	1,574	(183)	(26)
Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(94,351)	(4,982)	(696)

Net loss	(95,925)	(4,799)	(670)
Other comprehensive income/(loss)
Foreign currency translation adjustments	170	(77)	(11)
Total other comprehensive income/(loss)	170	(77)	(11)
Total comprehensive loss	(95,755)	(4,876)	(681)
Comprehensive loss/(income) attributable to non-controlling interests	1,574	(183)	(26)
Comprehensive loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(94,181)	(5,059)	(707)

Net loss per ordinary share (RMB)
Basic	(0.090)	(0.005)	(0.001)
Diluted	(0.090)	(0.005)	(0.001)
Net loss per ADS (RMB)
Basic	(44.859)	(2.307)	(0.322)
Diluted	(44.859)	(2.307)	(0.322)
Weighted average number of ordinary shares used in per share calculation
Basic	1,050,508,220	1,056,845,184	1,056,845,184
Diluted	1,050,508,220	1,056,845,184	1,056,845,184
Weighted average number of ADS used in per ADS calculation
Basic	2,101,016	2,113,690	2,113,690
Diluted	2,101,016	2,113,690	2,113,690

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB’000	RMB’000	US$’000
Net loss	(95,925)	(4,799)	(670)
Share-based compensation expenses	47	90	13
Non-GAAP adjusted net loss	(95,878)	(4,709)	(657)
Interest income, net	(485)	(296)	(41)
Income tax expenses/(credit)	65	(4)	(1)
Depreciation and amortization expenses	951	767	107
Non-GAAP adjusted EBITDA	(95,347)	(4,242)	(592)